UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SonomaWest Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

835637109

(CUSIP Number)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	835637109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Leeward Capital, L.P. 94-32559184
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 93,350 Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 93,350 Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 93,350 Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 7.5%
12. Type of Reporting Person (See Instructions): 00 (Limited Partnership)

(Page 2 of 8 Pages)

CUSIP No.	835637109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Leeward Investments, LLC 94-32559183
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 93,350 Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 93,350 Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 93,350 Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 7.5%
12. Type of Reporting Person (See Instructions): 00 (Limited Liability Company)

(Page 3 of 8 Pages)

CUSIP No.	835637109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Mr. Eric P. Von der Porten
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 93,350 Common Shares
7. Sole Dispositive Power 0
8. Shared Dispositive Power 93,350 Common Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 93,350 Common Shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 7.5%
12. Type of Reporting Person (See Instructions): IN

(Page 4 of 8 Pages)

Item 1.

    (a)  Name of Issuer:

        SonomaWest Holdings, Inc.

    (b)  Address of Issuer’s Principal Executive Offices:

        2064 Highway 116 North
        Sebastopol, California 95472

Item 2.

    (a)  Name of Person Filing:

        Leeward Capital, L.P., Leeward Investments, LLC and Mr. Eric P. Von der Porten

    (b)  Address of Principal Business Office or, if None, Residence:

        1395 San Carlos Avenue, Suite B
        San Carlos, CA  94010

    (c)  Citizenship:

        California (Leeward Capital, L.P. and Leeward Investments, LLC) and United States (Mr. Eric P. Von der Porten)

    (d)  Title of Class of Securities:

        Common Stock, par value $0.0001 per share

    (e)  CUSIP Number:

        8356371409

Item 3.    If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:  N/A

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(Page 5 of 8 Pages)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 93,350 Common Shares.

(b)	Percent of class: 7.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 93,350 Common Shares.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 93,350 Common Shares.

Item 5.    Ownership of Five Percent or Less of a Class.

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.    Identification and Classification of Members of the Group.

Exhibit 1 hereto (Joint Filing Agreement) identifies the group members.

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 8 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2008

LEEWARD CAPITAL, L.P.

By:	Leeward Investments, LLC
General Partner

By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

LEEWARD INVESTMENTS, LLC

By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

ERIC P. VON DER PORTEN

By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten

(Page 7 of 8 Pages)

Exhibit 1

JOINT FILING AGREEMENT

(Also constitutes reponse to Item 8)

WHEREAS, the Statement on Schedule 13G to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.           Each of the Reporting Persons is individually eligible to use the Joint Statement.

2.           Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

3.           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

4.           None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

5.           The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

October 9, 2008

LEEWARD CAPITAL, L.P.		LEEWARD INVESTMENTS, LLC

By:	Leeward Investments, LLC
General Partner

By:	/s/ Eric P. Von der Porten	By:	/s/ Eric P. Von der Porten
	Eric P. Von der Porten		Eric P. Von der Porten
	Manager		Manager

ERIC P. VON DER PORTEN

/s/ Eric P. Von der Porten
Eric P. Von der Porten

(Page 8 of 8 Pages)